July 10, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Craig Arakawa
Mr. Brian McAllister

Re:	Cypress Environmental Partners, L.P.
Form 10-Q/A for Fiscal Quarter Ended March 31, 2020
Filed May 12, 2020
CIK No. 1587246

Dear Mr. Arakawa and Mr. McAllister:

This letter sets forth the response of Cypress Environmental Partners, L.P. (the “Partnership”) to the comment provided by the staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated June 30, 2020 (the “Comment Letter”) with respect to the Partnership’s Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 2020 filed by the Partnership on May 12, 2020 (the “Quarterly Report”).

For your convenience, we have repeated the comment of the Staff exactly as given in the Comment Letter in bold and italics below and we have set forth below our response to the comment.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2020

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

Goodwill, page 11

1. We note you performed a quantitative impairment analysis of the goodwill allocated to your Environmental Services segment and determined that goodwill was not impaired. To the extent that the estimated fair value of your Environmental Services segment was not substantially in excess of its carrying value, please disclose the percentage by which fair value exceeded the carrying value in management's discussion and analysis.

Response: Our quantitative analysis as of March 31, 2020 yielded an estimated fair value (exclusive of working capital) of $24.2 million for our Environmental Services segment. This estimated fair value was 27% higher than the $19.0 million carrying value of the long-lived assets of the Environmental Services segment at March 31, 2020. We consider this estimated fair value at March 31, 2020 to be substantially in excess of the carrying value.

We disclosed in the Quarterly Report the fact that changes could occur in market conditions or other factors that could reduce the estimated fair value of the Environmental Services segment in the future. In future periodic reports, to the extent that the estimated fair value of the Environmental Services segment is not substantially in excess of its carrying value, we will disclose the percentage by which the estimated fair value exceeds the carrying value in the Management’s Discussion and Analysis section of such reports.

* * * *

We appreciate your assistance in our compliance with disclosure requirements. If you have any questions or comments regarding our response in this letter, please feel free to contact me at (918) 947-5730.

Very Truly Yours,

Cypress Environmental Partners, L.P.

By:	/s/ Jeffrey A. Herbers
Jeffrey A. Herbers
Vice President and Chief Financial Officer

cc:	Peter C. Boylan III
Chairman and Chief Executive Officer
Cypress Environmental Partners, L.P.